Exhibit 99.1

Neptune to Hold Conference Call to Discuss First Quarter Results for the Three Months Period Ended June 30, 2018

LAVAL, QC, July 31, 2018 /CNW Telbec/ - Neptune Technologies & Bioressources Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), announces that it will be holding a conference call on August 15, 2018 at 8:00 AM (EST) to discuss its first quarter results for the three months period ended June 30, 2018.

The first quarter results press release will be issued on August 14, 2018 after market close.

Conference Call Details:

Date:	Wednesday, August 15, 2018

Time:	8:00 AM Eastern Standard Time

Call:	1 (877) 223-4471 (within Canada and the U.S.)
1 (647) 788-4922 (outside Canada and the U.S.)

Webcast:	A live audio webcast and presentation of the results can be accessed at: http://neptunecorp.com/en/investors/events-and-presentations/

A replay of the call will be available for replay two hours after the call's completion, until September 15, 2018. The telephone numbers to access the replay of the call are 1 (416) 621-4642 or 1 (800) 585-8367 (toll-free), Conference ID 7288784. The archive of the webcast, along with its accompanying presentation, will also be made available immediately in the Investors section of Neptune's website under Investor Events and Presentations.

About Neptune Technologies & Bioressources Inc.

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company formulates and provides turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that may enhance the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise, Neptune is working to develop unique extractions and formulations in high potential growth segments such as medical and wellness cannabinoid-based products.

The Company's head office is located in Laval, Quebec.

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SOURCE Neptune Technologies & Bioresources inc.

View original content with multimedia: http://www.newswire.ca/en/releases/archive/July2018/31/c1323.html

%CIK: 0001401395

For further information: Contact information: Neptune Wellness Solutions, Mario Paradis, VP & CFO, Neptune, 1.450.687.2262 x236, m.paradis@neptunecorp.com; Investor Relations Contact (Canada), Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Investor Relations Contact (U.S.), Jody Burfening, LHA, 1.212.838.3777, jburfening@lhai.com

CO: Neptune Technologies & Bioresources inc.

CNW 16:00e 31-JUL-18